[redacted]

09056392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52311

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 ENDING December 31, 2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westor Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1039 Robinson Road
(No. and Street)

Mohawk (City) New York (State) 13407 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Belletiere 610-625-4191
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC
Mail Processing
Section
MAY 04 2009
Washington, DC
101

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) (Zip Code)

CHECK ONE
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*

OATH OR AFFIRMATION

I, Richard H. Bach swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Westor Capital Group, Inc., as of

December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANETTE BOWMAN
Notary Public, State of New York
No. 01BO5043143
Qualified in Montgomery County
Commission Expires May 8, 20 11

Signature

Title

Notary Public

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Westor Capital Group, Inc.
Mohawk, New York

We have audited the accompanying statement of financial condition of Westor Capital Group, Inc. as of December 31, 2008 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westor Capital Group, Inc as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

April 21, 2009

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

WESTOR CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	2,768
Due from clearing broker		15,557
Securities owned, at market value		150,746
Loans to officer and employee advances		191,456
Equipment, furniture and fixtures, net		31,917
	$	392,444

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	2,352

Stockholders' equity

Common stock, $.001 par value; 50,000,000 shares authorized; 1,030,000 shares issued and outstanding		1,030
Additional paid-capital		281,588
Retained earnings		134,918
Treasury stock, at cost		(27,444)
		390,092
	$	392,444

See notes to financial statements

WESTOR CAPITAL GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES	
Investment banking fees	$ 247,874
Commissions	18,301
Trading	(62,467)
Other income	17,247
	220,955
EXPENSES	
Salaries and payroll costs	55,648
Commissions and clearing costs	29,719
Communciations	9,172
Regulatory expenses	19,165
Other expenses	102,483
	216,187
NET INCOME	$ 4,768

See notes to financial statements

WESTOR CAPITAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	
Net income	$ 4,768
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	10,428
(Increase) decrease in assets:	
Due from clearing broker	57,807
Securities owned, at market value	(43,625)
Accounts receivable	58,112
Other assets	10,739
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(37,799)
Total adjustments	55,662
Net cash provided by operating activities	60,430
Cash flows from investing activities	
Loans to officer and employee advances	(31,629)
Net cash used in investing activities	(31,629)
Cash flows from financing activities	
Dividend distributions	(31,000)
Net cash used in financing activities	(31,000)
NET CHANGE IN CASH	(2,199)
CASH - BEGINNING OF YEAR	4,967
CASH - END OF YEAR	$ 2,768

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

See notes to financial statements

WESTOR CAPITAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock		Paid in	Retained	Treasury Stock	
	Shares	*Amount*	*Capital*	*Earnings*	*At Cost*	*Total*
BALANCE-JANUARY 1, 2008	1,030,000	$ 1,030	$ 281,588	$ 161,150	$ (27,444)	$ 416,324
Dividend distribution		-	-	(31,000)	-	(31,000)
Net income	-	-	-	4,768	-	4,768
BALANCE-DECEMBER 31, 2008	1,030,000	$ 1,030	$ 281,588	$ 134,918	$ (27,444)	$ 390,092

See notes to financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Westor Capital Group, Inc (the Company) is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company provides brokerage securities trading; investments banking; and advisory and other financial services to customers. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2008.

Securities Transactions and Commissions

Securities transactions are recorded on a settlement date basis. Commissions and related clearing charges are recorded on a settlement date basis as securities transactions occur. There are no material differences between trade date and settlement date basis.

Investment Banking Fees

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Significant Credit Risk and Estimates

The Company's clearing and execution agreement provides that it's clearing firm, Penson Worldwide, Inc.'s ("Penson") credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Penson records customer transactions on a settlement date basis, which is generally three business days after the trade date. Penson is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Penson may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Penson is charged back to the Company.

The Company, in conjunction with Penson, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Penson establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Loans to Officer and Employees Advances

Loans to officer and employee advances are non-interest bearing and have no definite terms of repayment.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are recorded at cost. Depreciation is recorded on accelerated and straight-line methods over the estimated useful life of the related assets of five to seven years.

Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statements and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

Financial instruments

The Company's financial instruments include due from clearing brokers, accounts receivable, advances to officers' accounts payable and accrued expenses. These financial instruments are carried at cost, which approximates fair value due to their short maturities. Securities owned are marked to market value which approximates fair value.

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

2. SECURITIES OWNED

Marketable securities owned consist of trading securities in U.S. public entities of $150,746 at quoted market value.

3. RELATED PARTY TRANSACTIONS

During 2008, the Company paid dividends totaling $31,000 to its Parent.

4. INCOME TAXES

The Company is included in the consolidated income tax returns filed by its parent. In accordance with their tax sharing agreement, federal and state income taxes are calculated based upon the total consolidated taxable income or loss. If the consolidated group owes taxes, these taxes are apportioned to each member of the group based upon its share of the consolidated taxable income. For 2008, there was no consolidated taxable income.

The deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts receivable which is not recognized for income tax purposes. At December 31, 2008, the Company had available for federal income tax purposes net operating loss carryforwards of approximately $1,600,000. Due to the utilization of net operating loss carryforwards, there was no income tax expense for the year ended December 31, 2008.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $129,053 which was $29,053 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 2% as of December 31, 2008.

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

NET CAPITAL		
Stockholder's equity	$	390,092
Deductions		
Non-allowable assets		223,373
Net capital before haircuts on security positions		166,719
Haircuts and undue concentration		37,666
NET CAPITAL	$	129,053
AGGREGATE INDEBTEDNESS	$	2,352
MINIMUM NET CAPITAL REQUIRED	$	100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	29,053
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2%

Reconcilation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	134,283
Audit adjustments		(5,230)
Net Capital per above	$	129,053

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Westor Capital Group, Inc.
Mohawk, New York

In planning and performing our audit of the financial statements of Westor Capital Group, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Westor Capital Group, Inc. for the year ended December 31, 2008, and this report does not affect our report thereon dated April 21, 2009.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

April 21, 2009

*SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934*

AS OF DECEMBER 31, 2008

WESTOR CAPITAL GROUP, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2008